Infinity Natural Resources, Inc.

2605 Cranberry Square

Morgantown, WV 26508

September 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Brian McAllister
Raj Rajan
Sandra Wall John Hodgin
Cheryl Brown Timothy Levenberg
Re:	Infinity Natural Resources, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 6, 2024
CIK No. 0002029118

Ladies and Gentlemen:

This letter sets forth the response of Infinity Natural Resources, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 30, 2024, with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Confidential Draft Submission No. 3 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Company, page 1

1. Staff’s comment: Please revise your disclosure of the total estimated proved reserves, as of December 31, 2023, presented on page 2 to include the units of measurement, e.g. MBoe. This comment also applies to the disclosure on page 92.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 101 of the Revised Registration Statement accordingly.

2. Staff’s comment: We note disclosure on pages 2 and 92 that, as of June 30, 2024, you have an inventory of 340 gross horizontal drilling locations implying 19 years of inventory at your current drilling pace. Please expand your disclosure to separately identify the number of proved, probable, and possible horizontal drilling locations. Also, expand the discussion to include the current drilling pace, e.g. number of wells drilled per year.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 101 of the Revised Registration Statement accordingly. Since the Company has removed probable and possible reserves from the Company’s reserve presentation in the Revised Registration Statement and has only presented proved reserves, the Company has bifurcated the disclosure regarding horizontal drilling locations into proved reserve locations and unproved reserve locations.

3. Staff’s comment: Please expand your disclosure to clarify the reason for the inconsistency in the figures for total net acreage of 89,000 net surface acres disclosed on page 1 and the total net acres presented in the tables on pages 93 and 109.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 102 of the Revised Registration Statement accordingly. With respect to the total net acres in the tables on pages 2 and 102, substantially all of the acres in the category titled “Utica Shale Deep Dry Gas (PA)” are surface acres that are included in the category titled “Marcellus Shale Dry Gas (PA)” as they are prospective for both the Marcellus and Utica horizons, and we have 765 net surface acres that are only prospective for the Marcellus Shale and 489 net surface acres that are only prospective for the Utica Shale. Our total net surface acres as of June 30, 2024 were 89,793, which we have rounded on page 1 and elsewhere as approximately 90,000 net surface acres. The table on page 117 is as of December 31, 2023 as compared to the tables on pages 2 and 102 that are as of June 30, 2024. Further, the table on page 117 represents total net horizon acres, which includes, for each net surface acre that is prospective for both the Marcellus and Utica horizons, one horizon acre for the Utica Shale and one horizon acre for the Marcellus Shale. As of June 30, 2024, our total net horizon acres were 119,278.

Summary, page 12

4. Staff’s comment: Please disclose the business or strategic rationale for selecting an “Up-C” transaction structure, including any material ways in which the structure benefits the company and other related parties. In the risk factor section, discuss any related conflicts of interest.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9, 12, 108, 138 and 142 of the Revised Registration Statement to describe the business and strategic rationale for selecting an “Up-C” transaction structure. In addition, we added risk factor disclosure addressing conflicts of interests and disproportionate benefits relevant to public investors starting on page 59 of the Revised Registration Statement.

5. Staff’s comment: Please revise to provide the basis and/or full citations, including dates, of articles and reports for your quantitative and qualitative industry and business disclosures. In this regard, we note references on page 4 and elsewhere to “Enverus.” To the extent that you commissioned such reports, please also file any expert consents as exhibits to the registration statement pursuant to Securities Act Rule 436.

Response: The Company acknowledges the Staff’s comment and describes below the general terms of its agreement with Enverus, Inc. (“Enverus”) and the Company’s use of the information it retrieves from Enverus’s database as provided in the Revised Registration Statement. Enverus is a database that the Company accesses for real-time information related to global oil and gas data, analytics and forecasting. The Company has not commissioned any articles or reports from Enverus. As such, we have not revised the Revised Registration Statement to provide citations to specific articles or reports.

The Enverus fee-based subscription agreement (the “Enverus Agreement”) provides the Company with access to the aforementioned global oil and gas data, analytics and forecasting software for worldwide exploration, production and general midstream energy company information. From there, the Company is responsible for synthesizing the information and generating its own charts and tables based on such data, such as the charts on pages 4, 5, 6, 104, 105 and 106 of the Revised Registration Statement. The Enverus Agreement restricts the Company from (i) competing with Enverus, (ii) providing access or use of the products or proprietary information received from Enverus pursuant to the Enverus Agreement to any third party that competes with Enverus and (iii) using such products or proprietary information to develop software. Our use of data provided by Enverus pursuant to the Enverus Agreement complies with all terms, conditions and obligations as set forth in the Enverus Agreement.

The consent requirements of Rule 436 (“Rule 436”) of the Securities Act of 1933, as amended (the “Securities Act”), are directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. The data provided by Enverus pursuant to the Enverus Agreement was not commissioned for use in connection with the Revised Registration Statement or to otherwise satisfy any specific disclosure requirement; rather, such data was provided for research purposes in assisting the Company in developing its operating strategy and evaluating business opportunities. Further, the Company advises the Staff that Enverus is not an “expert” within the meaning of Rule 436. Section 7 (“Section 7”) of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Enverus, on the other hand, is a software platform that offers real-time access to analytics, insights and benchmark cost and revenue data sources from its partnership with U.S. energy producers and suppliers. Enverus primarily collects and aggregates data, and the information sourced from Enverus in the Revised Registration Statement reflects such collected and aggregated data. Such data does not reflect the opinion or judgment of an “expert,” and Enverus is neither among the enumerated professions under Section 7, nor is it within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that Enverus is not an “expert” and that its consent is not required in the Revised Registration Statement.

Summary Historical and Unaudited Pro Forma Financial Information, page 23

6. Staff’s comment: Revise the balance sheet information disclosed on page 24 to separately present pro forma shareholders’ equity attributable to shareholders of Infinity Natural Resources, Inc. and equity attributable to non-controlling interests. See Rule 5-02.31 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 25 and the corresponding footnotes (1) and (2) to the balance sheet information on page 26 as included in the Revised Registration Statement.

Summary Historical and Unaudited Pro Forma Financial Information

Non-GAAP Financial Measures

PV-10, page 26

7. Staff’s comment: Please expand your discussion of PV-10 to additionally reference possible reserves consistent with the disclosure on page 2. This comment also applies to the disclosure provided on page 77.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Revised Registration Statement to remove probable and possible reserve estimates, and as a result PV-10 is only presented for proved reserves.

Summary Reserve, Production and Operating Data

Summary Reserve Data

Summary of Reserves as of June 30, 2024 Based on SEC Pricing, page 27

8. Staff’s comment: Please revise your disclosure to clarify, if true, that as of June 30, 2024, the associated proved, probable, and possible reserves were part of a development plan that had been adopted by management indicating such locations were scheduled to be drilled within five years. Refer to the requirements in Rule 4-10(a)(31) of Regulation S-X which identifies undeveloped oil and gas reserves as “reserves of any category” and in part (ii) states “undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.” Also refer to the Oil and Gas Rules Question 131.03 in the Compliance and Disclosure Interpretations describing specific circumstances (which are the exception and not the rule) that justify a period longer than five years to begin development of your reserves.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has removed the June 30, 2024 reserves information from the Revised Registration and no longer presents probable or possible reserve estimates as of any date. The Company has expanded the disclosure on page 28 to clarify that the proved reserves presented as of December 31, 2023 were part of the Company’s development plan and drilling schedule adopted by our management that included the conversion of all proved undeveloped reserves to developed reserves within five years of initial classification.

9. Staff’s comment: Please provide us, as supplemental information, a schedule showing the gross number of drilling locations, reserve category volumes, and associated capital spending, by year and in total, from your five-year development plan that supports the undeveloped reserve volumes disclosed as of June 30, 2024.

Also, provide us a quantitative analysis with supporting documentation showing you have identified funds sufficient to finance your future proved, probable, and possible development costs as scheduled by year. Please note the financing criteria in Rule 4-10(a)(26) of Regulation S-X applies to reserves of all categories as of the effective date of the estimates. Your analysis should clearly show there is a reasonable expectation that all financing will be obtained and no shortfalls will occur prior to the scheduled development.

Response: The Company acknowledges the Staff’s comment and has submitted under separate cover on electronic media pursuant to a confidential treatment request under Rule 83 promulgated by the Commission, the development plan that the Company had adopted for the proved reserves as of December 31, 2023, as provided to the Company’s independent registered public accounting firm, and the Company’s full December 31, 2023 reserves report prepared by Wright & Company, Inc., the Company’s third-party engineer. The Company has also included its response to this comment in the letter accompanying such supplemental information (the “Supplemental Letter”).

10. Staff’s comment: Please modify the line item “standard measure of discounted future net cash flows” in the tables on pages 27 and 29 to clarify the reserve values shown are for proved reserves. This comment also applies to the disclosure provided on pages 103 and 105.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Revised Registration Statement to remove disclosure related to the Company’s probable and possible reserve estimates, such that the only values of standardized measure in the Revised Registration Statement are for proved reserves.

Select Production and Operating Statistics, page 29

11. Staff’s comment: Please expand your disclosure to include production volumes by final product sold for each field or operational area that contains 15% or more of your total proved reserves expressed on an oil-equivalent-barrels basis. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, upon consideration of the requirements pursuant to Item 1204(a) of Regulation S-K, we determined that for the year ended December 31, 2023, the Company’s production, by final product sold, was generated from only one named field and/or geological formation that contained 15% or more of our total proved reserves. In this regard, we note that Rule 4-10(a)(15) of Regulation S-X defines a “field” as:

An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated … laterally by local geological barriers … Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc. [Emphasis Added]

In accordance with the definition set forth above, the Company groups its Pennsylvania Marcellus, Pennsylvania Utica and Ohio Utica assets located in the Appalachian Basin into one field and operates such assets consistent with this classification. The overlapping geological targets are in a similar stratigraphic position and are generally drilled, completed, and produced in a similar manner. As such, the equipment and materials used to drill, complete, and produce the wells are interchangeable between the Marcellus and Utica in Pennsylvania and Ohio. All decision-making for these assets is made by a singular operations team, and our capital allocation decisions do not differentiate between horizons and we review our entire portfolio of assets when making decisions. Purchasers of the Company’s products do not make any differentiation based on the wells or reservoirs from which such production originated.

We believe this approach is consistent both with the manner in which other registrants that operate in the Appalachian Basin report their results, including production by final product sold, and the understanding of investors, and we believe that further breakdown into multiple areas would not be meaningful and may be confusing to investors. The Company respectfully submits that there are no distinguishable “fields” among its assets, and that treatment of its assets as a single field is consistent with Rule 4-10(a)(15) insofar as it contemplates fields consisting of multiple reservoirs. The Company has revised the disclosure on pages 29 and 116 of the Revised Registration Statement to clarify that all of its production is derived from the Appalachian Basin.

Risk Factors

Continuing or worsening inflationary pressures and associated changes in monetary policy may result in increases to the cost of our goods, page 41

12. Staff’s comment: We note your references here and elsewhere to the risks and impact of inflation. In MD&A, please identify actions you have planned or taken, if any, to mitigate inflationary pressures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 of the Revised Registration Statement accordingly.

Cash flow Activity, page 82

13. Staff’s comment: Please revise your discussion of cash provided by operating activities to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows. The disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 87 and 88 of the Revised Registration Statement accordingly.

Business

Reserve Data and Presentation, page 102

14. Staff’s comment: The unweighted arithmetic average first-day-of-the-month prices for the prior 12 months presented in footnotes (2) and (3) to the table “Summary of Reserves as of June 30, 2024, December 31, 2023 and 2022 Based on SEC Pricing” appear to equal the average realized prices after adjustment for differentials presented in the Wright reserve reports. Please review and revise here and elsewhere in your filing to resolve any inconsistencies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 113 of the Revised Registration Statement accordingly.

Proved Undeveloped Reserves (in MBoe), page 104

15. Staff’s comment: Your reconciliation of the material changes to proved undeveloped reserves during 2023, included a negative revision of 20.8 MMBoe based on decreases in prices combined with changes to your development plan. Please expand your explanation to provide separate revision volumes associated with all contributing factors, both positive and negative, so the entire volume change is explained. Also expand your discussion to provide an explanation for the change due to acquisitions. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 113 of the Revised Registration Statement accordingly by adding additional discussion of the positive and negative revisions within footnote (3) and by adding footnote (2) to provide an explanation of the changes in PUDs due to acquisitions of in-place reserves.

16. Staff’s comment: Please expand your disclosure of proved undeveloped reserves converted to proved developed to include the associated capital expenditures. Refer to the disclosure requirements in Item 1203(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 114 of the Revised Registration Statement accordingly by adding additional discussion within footnote (1) for the number of wells developed during the year ended December 31, 2023, and the corresponding capital expenditures incurred.

17. Staff’s comment: Please expand your disclosure to clarify the proved undeveloped reserves as of December 31, 2023 are scheduled to be converted to developed reserves within five years of initial disclosure in this filing, if true.

To the extent that there are material amounts of proved undeveloped reserves that will not be converted to proved developed status within five years of initial disclosure as proved reserves, please expand your disclosure to explain the reasons for the delay. Refer to Item 1203(d) of Regulation S-K and the Oil and Gas Rules Question 131.03 in the Compliance and Disclosure Interpretations, respectively.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 113 of the Revised Registration Statement accordingly.

Preparation of Reserve Estimates, page 107

18. Staff’s comment: Please expand the discussion of your probable and possible reserves to clarify under which circumstances the estimates of these reserves were assigned in this filing, e.g. to new wells located in areas where data control or interpretations of available data are less certain and/or as incremental quantities associated with a greater percentage recovery of the hydrocarbons in place. Refer to the definitions under Rule 4-10(a)(18) and (a)(17) of Regulation S-X, respectively.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Revised Registration Statement to remove probable and possible reserve estimates.

Acreage as of December 31, 2023, page 109

19. Staff’s comment: Please revise the heading “Production Wells” in your acreage table to “Acreage.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 of the Revised Registration Statement accordingly.

Drilling Activity, page 110

20. Staff’s comment: Please expand your filing to include a description of your present activities, including the number of gross and net wells in process and any other related activities of material importance, as of December 31, 2023. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 118 of the Revised Registration Statement to provide gross and net wells in process as of December 31, 2023. The Company confirms that there were no other related activities of material importance as of December 31, 2023.

Undeveloped Acreage Expirations as of December 31, 2023, page 110

21. Staff’s comment: Please expand your table of undeveloped acreage expirations to include columns for both gross and net acres. Also, disclose if any proved undeveloped reserves as of December 31, 2023 or any proved, probable, and possible undeveloped reserves as of June 30, 2024 are associated with any of the potentially expiring acreage. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K and the requirements in Rule 4-10(a)(26) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 of the Revised Registration Statement accordingly.

Corporate Reorganization, page 130

22. Staff’s comment: We note your disclosure that after the consummation of corporate reorganization and offering transactions, Infinity Natural Resources will be the managing member of INR Holdings and will control INR Holdings’ business and will consolidate the financial results of INR Holdings and its subsidiaries. Tell us how you concluded INR Holdings is not a VIE pursuant to ASC 810-10-15-14(b). If you determine it is a VIE, please explain how you determined INR has the characteristics of a controlling financial interest per ASC 810-10-25-38. Provide the basis for consolidation as required by ASC 810-10-50 here and under Note 1- Basis of presentation and description of Transactions, page F-7. In addition, provide other VIE disclosures outlined in ASC 810-10-50-3 and ASC 810-10-50-5A, as applicable.

Response: The Company acknowledges the Staff’s comment and respectfully submits the following analysis and evaluation of whether INR Holdings will be a variable interest entity (“VIE”) and whether the Company will consolidate the VIE under the VIE subsections of ASC 810-10 subsequent to the corporate reorganization and initial public offering transactions. Based on our evaluation, following the consummation of these transactions, we have concluded that INR Holdings will be a VIE and thus would be consolidated by Infinity Natural Resources, Inc. as the primary beneficiary of INR Holdings.

The INR Holdings LLC Agreement will be structured to provide that INR Holdings is governed by a sole managing member. The Company will own an equity interest in INR Holdings, the percentage of which is yet to be determined as of the date of our response letter, but which we expect will represent a minority economic interest as compared to the majority economic interest that will be owned by the Existing Owners (who in aggregate represent the “non-managing member”). However, the INR Holdings LLC Agreement will specify that the Company, as the sole managing member, will be solely responsible for directing and managing all of the economic activities of INR Holdings. The INR Holdings LLC Agreement will also not provide for kick-out rights by the non-managing member over the Company as the managing member, and the non-managing member will not have any participating rights for decisions made in the ordinary course of business (i.e., decisions about matters of a type consistent with those normally expected to be addressed in directing and carrying out the current business activities) for INR Holdings.

The Company evaluated whether any of the scope exceptions under ASC 810-10-15-12(a) through 15-12(f) would apply, noting that INR Holdings is not an employee benefit plan or investment company, nor is it a registered money market fund or part of a government agency or institution. As such, none of the scope exceptions will be applicable under ASC 810-10-15-12(a) through 15-12(f).

Additionally, the Company evaluated whether any of the scope exceptions under the VIE model subsections of ASC 810-10-15-17(a) through 15-17(d) would apply, noting that INR Holdings is currently a for profit entity, does not have any separate life insurance reporting entities, was not created prior to 2003, and does not lack the ability to determine whether it is a VIE, which will also be the case as of the expected date of the transactions contemplated as part of this offering. In addition, the business scope exception will not apply because the Company is involved in the redesign of INR Holdings and INR Holdings is not a joint venture.

The Company evaluated whether it will have a variable interest in INR Holdings through its estimated equity investment in INR Holdings. ASC 810 defines a variable interest as an investment or other interest that will absorb portions of a VIE’s expected losses or receive portions of the entity’s expected residual returns. As a result, the Company will have a variable interest in INR Holdings.

The Company then evaluated whether INR Holdings will be a VIE. ASC 810-10-55-22 indicates that equity investments in a VIE are variable interests to the extent they are at risk. The Company concluded INR Holdings will be similar to a limited partnership pursuant to ASC 810-10-05-3. Therefore, the Company performed its VIE analysis pursuant to the limited partnership guidance under ASC 810-10-15-14(b)(1)(ii). The non-managing member will not have any kick-out rights or substantive voting rights under the INR Holdings LLC Agreement given that the Company will be the sole managing member of INR Holdings. Additionally, the Company will have complete control of all affairs of INR Holdings including management and control of all of INR Holdings’ business activities and operations, such that the Company will direct all of the activities of INR Holdings that most significantly impact its economic performance. As a result, INR Holdings will meet the condition in ASC 810-10-15-14(b)(1)(ii) and will be a VIE.

The Company next evaluated the guidance under the VIE model to determine if it will be the primary beneficiary of INR Holdings. ASC 810-10-25-38A defines primary beneficiary as an entity that consolidates a VIE. Furthermore, ASC 810-10-25-38 indicates that a reporting entity should consolidate a VIE when that reporting entity has a variable interest that provides the reporting entity with a controlling financial interest in the VIE.

ASC 810-10-25-38A states, in part, that a reporting entity is considered to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of the VIE that most significantly impact the VIE’s economic performance.

b.

The obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms “expected losses,” “expected residual returns,” and “expected variability” is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

We have determined that the Company will be considered to be the primary beneficiary of INR Holdings, and we have therefore determined that we will consolidate INR Holdings into Infinity Natural Resources, Inc. following the consummation of the corporate reorganization for the following reasons:

a.

The Company will be the sole managing member of INR Holdings and it will conduct all of INR Holdings’ activities that most significantly impact INR Holdings’ economic performance. We note that under the INR Holdings LLC Agreement, the Company will be the sole managing member and will be responsible for all operational, management, and administrative decisions relating to INR Holdings’ business. We also note that the non-managing member, the Existing Owners, will not have the right to make decisions related to the management of INR Holdings as it will not have participating rights in INR Holdings or kick-out rights over the Company as the sole managing member of INR Holdings.

b.

Through its expected equity interest in INR Holdings, the Company will have the obligation to absorb losses of INR Holdings and the right to receive benefits from INR Holdings which could potentially be significant to INR Holdings.

The Company has revised the disclosures on pages 138 and F-7 of the Revised Registration Statement to note that INR Holdings will be consolidated by the Company and to address the disclosure requirements contained in ASC 810-10-50-3. With respect to the disclosure requirements in ASC 810-10-50-5A, the Company respectfully advises the Staff that it determined these disclosure requirements were not applicable, given that it concluded it is the primary beneficiary of the VIE.

Tax Receivable Agreement, page 132

23. Staff’s comment: You indicate on that you expect to enter into a tax receivable agreement with the existing owners. Please explain how the related party payments under the tax receivable agreement will be recorded and the effect such payments will have on your financial position, liquidity and results of operations. Considering your disclosure that you expect the payments required under the agreement will be substantial, please expand your disclosure in Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the agreement and related tax accounting policies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 97 of the Revised Registration Statement accordingly.

Experts, page 154

24. Staff’s comment: Please expand the discussion to additionally recognize the estimates, as of June 30, 2024, prepared by Wright & Company, Inc.

Response: The Company acknowledges the Staff’s comment and notes that it has revised the disclosure in the Revised Registration Statement remove all reserve estimates as of June 30, 2024.

Index to Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page F-1

25. Staff’s comment: Please revise to include historical financial statements of the Registrant, Infinity Natural Resources, Inc.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Registrant is a newly formed company that has not commenced operations and has no (or nominal) assets or liabilities as of June 30, 2024. As disclosed on page F-7, the Company’s accounting predecessor is INR Holdings, such that for purposes of the pro forma financial statements, the consolidated financial statements of INR Holdings represent the consolidated financial statements of the Registrant.

Note 4 – Transaction Accounting Adjustments, page F-9

26. Staff’s comment: We refer you to transaction accounting adjustment (g). We note that you entered into a tax receivable agreement with existing owners that generally provides for the payment to existing owners of 85% of the net cash savings, if any, in U.S., state and local income taxes that INR realizes, or the occurrence of certain other defined events, in periods after this offering. Given the convertibility of INR Units and Class B common stock into Class A common stock and the existence of different shareholder rights to all the entity’s earnings after the initial public offering, please tell us how you considered the requirement to compute and present pro-forma earnings per share by applying the two-class method.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (1) to the table included as part of transaction accounting adjustment (g) on page F-11 of the Revised Registration Statement accordingly.

27. Staff’s comment: We refer you to transaction accounting adjustment (i). Please expand to disclose the amount of pro forma adjustment to depreciation, depletion and amortization expense and assumptions involved in determining the basis for estimating a pro forma depletion rate of $9.57 per Boe. See Article 11-02(a)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-11 of the Revised Registration Statement accordingly. Transaction accounting adjustment (i) has been updated to clarify that the pro forma adjustment to depreciation, depletion, and amortization expense is comprised of: (1) the elimination of the

URV historical depreciation, depletion, and amortization expense of $35.2 million for the nine months ended September 30, 2023 and (2) the incremental pro forma depreciation, depletion, and amortization expense for the year ended December 31, 2023, of $36.1 million, which was calculated based on a units-of-production basis under the full cost method of accounting assuming the Acquisition was consummated as of January 1, 2023. The net increase in depreciation, depletion, and amortization expense is based on the fair value of proved oil and gas properties of $279.0 million and the total proved reserves volumes acquired in the Acquisition and pro forma production volumes, resulting in a pro forma depletion rate of $9.57 per Boe for the year ended December 31, 2023.

28. Staff’s comment: Please tell us how the pro forma financial information considered conforming any accounting policy differences for derivative financial instruments and accounting for oil and gas properties. In this regard we note that INR Holdings does not designate any of its derivatives as financial instruments as cash flow hedges and recognizes all changes in fair value in other income while Utica Resources Ventures, LLC recognizes all derivative instruments as cash flow hedges with unrealized gains and losses initially recognized as a component of accumulated other comprehensive income. In addition, INR Holdings uses the full cost method of accounting for its oil and natural gas properties, whereas, Utica Resource Ventures, LLC uses the successful efforts method of accounting for oil and gas producing activities. Revise your disclosures as appropriate.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page F-11 of the Revised Registration Statement accordingly. The Company has added transaction accounting adjustment (l) in the pro forma financial statements to include disclosure of the adjustment to align the URV historical financial statements with the accounting policies of INR Holdings with respect to derivative instruments.

Additionally, the Company notes that URV did not historically have any exploration expense, and that pro forma depreciation, depletion, and amortization expense under the full cost method of accounting is included in revised transaction accounting adjustment (i) as discussed in response to Comment #27 above. As such, there were no other transaction accounting adjustments required for the Acquisition in order to align the historical financial statements of URV to INR Holdings’ accounting policy with respect to the full cost method of accounting for oil and gas properties.

29. Staff’s comment: We note your disclosure on page F-82 that the results of operations of PEO Ohio, LLC do not include indirect general and administrative expenses; interest expense; depreciation, depletion, and amortization expenses; provision for income taxes; and certain other revenues and expenses not directly associated with the Utica Assets. Tell us and disclose how you considered omission of various operating expenses of PEO Ohio, LLC in the presentation of the Unaudited Pro Forma Condensed Combined Statement of Operations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-11 of the Revised Registration Statement accordingly. The Company has added transaction accounting adjustment (j) in order to disclose how we considered the omission of various operating expenses of PEO Ohio in the presentation of the pro forma financial statements.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 5 – Supplemental Pro Forma Oil and Natural Gas Reserves Information, page F-11

30. Staff’s comment: Please tell us who prepared the estimates of net reserves and future net cash flows for URV and PEO Ohio presented here and on pages F-63 and F-84 through F-85.

Response: The Company acknowledges the Staff’s comment and respectfully provides that, the estimates of net reserves and future net cash flows as of and prior to December 31, 2022 for URV on pages F-12, F-16 and F-86 through F-87 were prepared by LaRoche Petroleum Consultants, Ltd. PEO management prepared the estimates of net reserves and future net cash flows as of and prior to December 31, 2022 for PEO on pages F-12, F-16 and F-107 through F-109. INR management prepared the pro forma combined estimates of net reserves and future net cash flows on page F-12 and F-16 with respect to each of URV and PEO for the period from January 1, 2023 through September 30, 2023.

31. Staff’s comment: Please expand your disclosure to provide the net quantities of proved developed and undeveloped reserves by individual product type for the period ending December 31, 2023. This comment also applies to the disclosure provided on page F-84 for the period beginning December 31, 2020. Refer to the disclosure requirements in FASB ASC 932-235-50-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-13 with respect to the period ending December 31, 2023, within the pro forma financial statements, and on page F-107 with respect to the period beginning December 31, 2020, within the historical financial statements of PEO Ohio as presented in the Revised Registration Statement. The Company has also clarified the product type as crude oil where applicable in the Revised Registration Statement in accordance with the product types required to be disclosed in accordance with ASC 932-235-50-4.

32. Staff’s comment: Please expand your disclosure to provide an explanation of the significant changes that occurred for each period presented, other than production. This comment also applies to the disclosure provided on pages F-63 and F-84. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-14, F-86, and F-107 of the Revised Registration Statement accordingly.

33. Staff’s comment: Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

If the abandonment costs, including such costs related to your proved undeveloped reserves, have not been included, please explain to us your rationale for excluding these costs from your calculation of the standardized measure. This comment also applies to the disclosure provided on pages F-63 and F-85.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-49, F-86, F-108, and F-107 of the Revised Registration Statement to note that the calculations of future development costs include costs associated with the abandonment of proved properties, including the costs related to proved undeveloped locations.

Note 5 – Property, Plant, and Equipment, page F-29

34. Staff’s comment: Please revise to disclose the total amount of amortization expense for each cost center for each year an income statement is required. Refer to Rule 4-10(c)(7)(i) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-33 of the Revised Registration Statement to include the total amount of amortization expense for the Company’s single cost center for the years ended December 31, 2023 and 2022.

Notes to Consolidated Financial Statements

Note 15 – Supplemental Information on Oil and Natural Gas Producing Activities (Unaudited)

Estimated Quantities of Proved Oil and Gas Reserves, page F-43

35. Staff’s comment: Your reconciliation of the changes in quantities of proved oil and gas reserves, for the year ended December 31, 2023, included a negative 20.8 MMBoe revision of previous estimates attributable to decreased commodity prices and changes to your development plan. Please expand your explanation to provide separate revision volumes associated with all contributing factors, both positive and negative, so the entire volume change is explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-48 of the Revised Registration Statement accordingly.

36. Staff’s comment: Please also expand your filing to include the “Notable changes in proved reserves for the year ended December 31, 2022.” Include an explanation for all contributing factors, both positive and negative, so the entire volume change is explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5 and Instruction 1 to Item 302(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-48 of the Revised Registration Statement accordingly.

Standardized Measure of Discounted Future Net Cash Flows, page F-45

37. Staff’s comment: Please revise your table presenting the standardized measure calculation to include a line item for the deduction of future income tax expenses. Refer to the disclosure requirements in FASB ASC 932-235-50-31.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-50 of the Revised Registration Statement accordingly. We note that the line item reflects $0 for 2023 and 2022 as INR Holdings was not subject to entity level taxation.

Exhibits

38. Staff’s comment: Please file material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K, including those involving the customer that accounted for 49% of your revenues in 2023. In that regard, we note your disclosure at page 11 that “... leveraging our strong and lasting relationships throughout the basin provides us with a unique and compelling competitive advantage that will yield positive returns for our stockholders.”

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe that we have any material contracts within the meaning of Item 601(b)(10) that are not otherwise filed, and we do not believe the referenced agreement is required to be filed as an exhibit to the Revised Registration Statement because such agreement does not constitute a material contract under Item 601(b)(10) of Regulation S-X.

Item 601(b)(10)(i)(A) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the “ordinary course of business” that is material to the registrant. . . .”

The Company’s ordinary course of business involves the production of oil and gas and the sale thereof. Such active management involves contracting with third parties for such purposes. The agreement referenced in the Staff’s comment relates to the sale of the oil and gas we produce, which falls squarely within the ordinary course of our business.

Item 601(b)(10)(ii) of Regulation S-K further states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course of business and need not be filed,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. The only Item 601(b)(10)(ii) category potentially relevant in the instant case is a “contract upon which the registrant’s business is substantially dependent.”

As discussed above, the referenced contract ordinarily accompanies the kind of business conducted by the registrant. In addition, such contract is not one on which the Company is substantially dependent because (i) the customer party to such contract is easily replaceable, (ii) there are several potential customers that would be willing and able to purchase the oil and gas currently purchased by such customer and (iii) this contract is only for six months. Given the short-term nature of the contract and the availability of replacement customers, we have concluded that it is not a contract on which our business is substantially dependent, was made in the ordinary course of business and is not material.

39. Staff’s comment: We note the effective dates used in Exhibits 99.3 and 99.4 are as of January 1, 2024 and January 1, 2023 and should be revised to use an effective date as of the end of the time period (or fiscal year-end), e.g. as of December 31, 2022 and as of December 31, 2023, respectively, to correlate with the unweighted arithmetic average of the first-day-of-the month historical prices starting January 1 and ending December 1 of each year. Please obtain and file the revised reserve reports. Also, review and revise disclosures throughout your filing to resolve any inconsistencies. Refer to the disclosure requirements in Item 1202(a)(8)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed updated reserve reports as Exhibits 99.1 and 99.2 to this Revised Registration Statement.

General

40. Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and has provided a copy of the requested communications in the Supplemental Letter submitted contemporaneously with this letter.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey, P.C. or Michael W. Rigdon, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or (713) 836-3647, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

INFINITY NATURAL RESOURCES, INC.

By:	/s/ Zack Arnold
Name:	Zack Arnold
Title:	President and Chief Executive Officer

Enclosures

cc:	David Sproule, Executive Vice President and Chief Financial Officer

Raleigh Wolfe, General Counsel Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP